Exhibit 99.1

Hexindai Provides Detailed Rebuttal to Baseless Allegations Made by Short Seller

BEIJING, Jan. 18, 2019 /PRNewswire/ — Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”), a fast-growing consumer lending marketplace in China, today announced its rebuttal to the unsubstantiated allegations of a short seller this week.

Hexindai believes that the allegations made contain numerous errors and unsupported speculation. The Company intends to take all appropriate legal actions to defend itself against the malicious allegations and to protect the interest of its shareholders. In response to the allegations:

•                  We stand by our financial reporting. We worked very closely with Marcum Bernstein & Pinchuk LLP for their audits of fiscal years ended March 31, 2017 and 2018, and their reports did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. Moreover, on November 16, 2018, we announced that we had engaged Deloitte Touch Tohmatsu (“Deloitte”) as our independent registered public accounting firm for the fiscal year ending March 31, 2019. We cannot comment on or speculate as to what local reports or filings Bonitas is referencing.

•                  We signed a cooperation agreement on November 19, 2018 with Shanxi Zhengxuan Finance Guarantee Co., Ltd. (“Shanxi Zhengxuan”), which is controlled by the State-owned Assets Supervision and Administration Commission of the State Council (SASAC), to provide investors on Hexindai’s platform with insurance coverage that protects them against the potential default risk of non-paying borrowers.

Starting from December 1, 2018, all new loans facilitated on Hexindai’s marketplace have required borrowers to obtain insurance through Shanxi Zhengxuan. Borrowers pay 4.5% and 0.5% of the principal amount to Shanxi Zhengxuan as insurance policy premium  and service fee, respectively. If a default were to occur, Shanxi Zhengxuan will compensate the investor with an amount up to the loan residual principal and three months of accrued interest, in accordance with the terms and conditions of the Cooperation Agreement and the agreements between the borrowers and Shanxi Zhengxuan.

Shanxi Zhengxuan files its default information with the Credit Reference Center, the People’s Bank of China (CCRC), which is an independent credit information service provider under the People’s Bank of China. The Center’s mandate is to establish, operate and maintain a national centralized commercial and consumer credit reporting system. We believe that borrowers generally do not want to build a negative credit record on a national register and therefore its partnership with Shanxi Zhengxuan could also help to deter fraud and defaults to some extent.

On January 14, 2019, the China Banking and Insurance Regulatory Commission (CBIRC) issued a public report stating that it was imposing certain regulatory measures on Changan Insurance, the Beijing-based property and liability insurance company that had previously been providing liability insurance coverage to investors on Hexindai’s platform, because Changan Insurance did not meet certain solvency and risk measures. Changan Insurance has been barred from writing new insurance policies, other than some automobile and liability insurance policies, and setting up new branches until it increases its capital.

•                  On June 15, 2018, we disclosed the launch of our microlending business in our earnings release for the fourth quarter of fiscal year 2018. As stated at the time, we began operating an online microlending business through a newly established entity (“Wusu Company”) majority owned by Hexin Ecommerce Co., Ltd., which is the existing VIE of Hexindai. Wusu Company was registered in Wusu City, Xinjiang province on August 28, 2017. Through a series of contractual agreements, Hexindai obtained control of the remaining interest of Wusu Company, on January 1, 2018. Wusu Company at the time had registered capital of RMB200 million to originate loans.

This has since been increased to RMB500 million. The default risk is being carefully controlled, and the maximum outstanding balance of loans cannot exceed RMB500 million. “Loans receivable” and “interest receivable” on our balance sheet show the outstanding balance of our microlending loans and related interest to be collected, respectively. “Interest income” in our revenue breakdown shows the revenue from our microlending business each quarter.

•                  Our consumer app for borrowers can be downloaded using the QR code and links on our website (https://www.hexindai.com/borrow). We encourage all investors and consumers to download the app and experience our product first hand. Moreover, users in China can also call our customer service hotlines. Please note that these are not 24-hour hotlines:

From 9am - 6pm on weekdays:  400 001 1955

From 8:30am - 9pm on weekdays and from 9am - 6pm on weekends:  400 004 6000

Mr. Xinming Zhou, Chief Executive Officer of Hexindai, commented, “The last six months have obviously been an extremely challenging period not just for our company, but for the entire industry. As we have stated before, regulatory changes are gradually weeding out firms that are financially weaker, fraudulent or unable to maintain compliance standards. We believe that the best run firms will survive and thrive over the long term. Since our IPO, we have spent a lot of time and efforts improving our compliance, risk management, product competitiveness, and financial reporting standards, all to build faith and trust not just among our investors, but also our day-to-day users in China. This short attack obviously comes at a sensitive time, but we will fight these baseless allegations as we look to maintain confidence in our business and help lead the P2P industry through these challenging times. Our two overriding goals are, and have always been, to help under-banked consumers in China get access to credit, and to increase value for our shareholders over the long term, be it through growth, share buybacks, and/or dividends.”

About Hexindai Inc.

Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”) is a fast-growing consumer lending marketplace based in Beijing, China facilitating loans to meet the increasing consumption demand of the emerging middle class in China. Hexindai provides borrowers with convenient and ready access to credit through its online marketplace. The Company offers borrowers a wide range of products designed based on customer segmentation data and tailored to the specific needs of the emerging middle class in China by matching them with investors seeking various types of investment products with appropriate risk levels and risk-adjusted returns. Hexindai’s strong user acquisition capabilities combined with an online platform with extensive offline networks, an advanced risk management system, and strong strategic cooperative relationships with a custodian bank and an insurance company to safeguard investments, allows the Company to generate higher customer satisfaction, reliance, and realize faster growth in China.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace’s products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please visit http://ir.hexindai.com/

For investor inquiries, please contact:

Hexindai
Investor Relations
Tel: +86-10-5380-6196
Email: ir@hexindai.com

Christensen
In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
E-mail: carnell@christensenir.com

In US
Mr. Tip Fleming
Phone: +1-917-412-3333
Email: tfleming@Christensenir.com